Exhibit 99.4

Excellent Performance of Oil & Gas Business

Along with Refining & Chemicals Business Transformation at Full Steam

PetroChina Delivered

Record Operating Results in 2022

(Hong Kong, 29 March 2023) – PetroChina Company Limited [“PetroChina” or the “Company”, (HKSE: 00857; SSE: 601857)] announced that the Company delivered record revenue, net profit and free cash flow in 2022, underpinned by efficient and smooth operation of its oil and gas industrial chain. The Company achieved excellent performance of oil and gas business, expedited transformation of refining and chemicals business across the board, and registered rapid development of new energies and new materials business. According to IFRS, the Company realized a revenue of RMB 3.2 trillion in 2022, representing a 23.9% year-on-year increase; its net profit attributable to the parent company surged by 62.1% year-on-year to RMB 149.38 billion. Moreover, it maintained a sound financial position with free cash flow soared by 88.4% year-on-year to RMB 150.42 billion.

Results Review

Oil and natural gas production hit historical high. The Company stepped up efforts in oil and gas exploration and development and made a number of major breakthroughs and discoveries to further consolidate its resource base. In 2022, the output of oil and gas in terms of oil equivalent hit historical high at 1.685 billion barrels (“bbl”), up by 3.7% year-on-year, in which crude oil output reached 906 million bbl, up by 2.1% year-on-year; marketable natural gas output was 4,680 billion cubic feet (“bcf”), up by 5.8% year-on-year. Domestically, the output of oil and gas in terms of oil equivalent was 1.513 billion bbl, up by 3.8% year-on-year, in which crude oil output was 767 million bbl, up by 1.9% year-on-year, and domestic marketable natural gas output reached 4,470 bcf, up by 5.9% year-on-year. In addition, new breakthroughs were made in the strategic business layout of new energies and large-scale production gained steam. A number of key projects were completed and put into operation. The installed capacity of wind and solar power generation projects exceeded 1,400 MW, and the total volume of new energies developed and utilized by the Company reached 8 million tons of standard coal / year. In 2022, the oil, gas and new energies business generated an operating profit of RMB 165.75 billion.

Transformation and upgrading on refining and chemicals business were expedited across the board. The Company accelerated the transformation from “fuels oriented” towards “chemicals and organic materials oriented”. Major achievements were made in strategic business layout as well as transformation and upgrading. Guangdong Integrated Petrochemical and Refining Project was completed and put into operation, and the construction of Jilin Petrochemical and Guangxi Petrochemical Ethylene projects was underway. The Company expedited the adjustment of product mix, adhered to a market-oriented approach, targeted production by sales and promoted sales based on production, coordinated and optimized resources, utilization and product mix, increased production of specialty and highly-profitable products, and increased the output of low-sulfur ship fuel, paraffin and low-sulfur petroleum coke by 31.2% year-on-year. The output of new materials recorded a 56.3% year-on-year growth, new chemical products with 119 grades were developed, and sales of chemical products hit a record high. The refining, chemicals and new materials business realized an operating profit of RMB 40.57 billion.

Refined products marketing business continued to improve in both quality and profitability. The Company adhered to the market-oriented and profit-centered approach, emphasizing the integration of wholesale and retail operations, mutual market promotion of oil and non-oil products, online and offline integration, and the coordinated marketing of gasoline, kerosene and diesel. It explored the “oil + commodity + services” marketing model, actively expanded market reach and enhanced profitability, leading to a steady growth in its share in refined products market. While the number of comprehensive energy service stations increased rapidly, the first domestic intelligent refueling robot was put into commercial operation. Both gross profit and profit of non-oil business hit record highs. The international trade business further optimized imported resources, enhanced cost control and profitability, and realized a trade volume of 380 million tons in 2022, rendering effective service to the industrial chain. In 2022, the Company newly developed 140 service stations and put 187 service stations into operation. It operated a total of 22,586 service stations, 416 charging and battery-swap stations and 542 photovoltaic stations. The marketing business realized an operating profit of RMB 14.37 billion.

Clean and low carbon energy accounted for bigger share in the Company’s total output. The oil and gas production mix has been further optimized. Natural gas marketing registered rapid growth with sales of 260.3 billion cubic meters (“bcm”), in which domestic sales amounted to record high of 207.1 bcm, exceeding 200 bcm for the first time, up 6.4% year-on-year, with domestic market share exceeding 60%. It is equivalent to replacing 275 million tons of standard coal and reducing 268 million tons of carbon dioxide. The Company kept optimizing scale and mix of imported natural gas, and managed to maximize profitability by optimizing marketing strategy and market layout. It stepped up efforts to develop highly profitable market and direct sales clients, expand end-user market, carry out online trading and achieved remarkable results in improving sales volume and profitability. The natural gas sales operation generated an operating profit of RMB 12.96 billion.

Outlook

In 2023, the Company’s oil, gas and new energies business will continue to enhance resources exploration and development to increase reserves and production, and ensure sustainable development with well-balanced reserves and recovery. It will press ahead with big integrated new energies base as well as centralized integrated projects of wind, solar and gas power generation, so as to consolidate and expand new energies business. For refining, chemicals and new materials business, it will continue to promote the transformation and upgrading, expedite the development of new materials, keep working on “cutting down fuels and adding chemicals and specialty products” as well as “less carbon and more green”, and further enhance product competitiveness. The Company will step up marketing efforts and optimize resources allocation to enhance its overall profitability. It will unswervingly promote green and low-carbon transition, give full play to the advantages on technology, industry and integrated business, keep optimizing energy production and supply structure, strengthen energy conservation and efficient use of resources, and provide more low-carbon and zero-carbon energy to society. Moreover, the Company will continue to improve corporate governance and management, strengthen ESG management, work with stakeholders to create long-term value, share corporate development achievements, and give back to shareholders and investors with outstanding results.

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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

  PR Agency (Overseas media):

PRChina Limited Joanne Liu	Fax: (852) 2522 9955 Tel: (852) 2522 1838 Email: petrochina@prchina.com.hk

PR Agency (Domestic media):	Fax: (8610) 8562 3181 Tel: (8610) 5166 3828 Email: zhongshiyou.list@everbloom.com.cn
EverBloom Investment
Consulting Co., Ltd. Di Shen

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